April 10, 2008

By EDGAR Transmission and Overnight Courier

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attention:  Kevin L. Vaughn, Branch Chief

Re:                               Valence Technology, Inc. (File No. 0-20028)
Form 10-K for the fiscal year ended March 31, 2007
Form 10-Q for the quarterly period ended December 31, 2007

Dear Mr. Vaughn:

In connection with the letter dated March 31, 2008 delivered on behalf of Valence Technology, Inc. (the “Company”) by our counsel, Andrews Kurth LLP, in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s letter dated February 26, 2008, addressed to Mr. Thomas F. Mezger, the former Chief Financial Officer of the Company, the Company delivers this supplemental letter pursuant to the Staff’s request to acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (512) 527-2908 should you have any further questions.

Very truly yours,

VALENCE TECHNOLOGY, INC.

Galen H. Fischer
Chief Financial Officer

cc:                                 Eric Atallah (Commission Staff)
Martin James (Commission Staff)
Roger Williams (Valence Technology, Inc.)
J. Matthew Lyons (Andrews Kurth LLP)
Nancy C. Lippa (Andrews Kurth LLP)
Matthew D. Willcox (Andrews Kurth LLP)
Tom Wilkinson (PMB Helin Donovan LLP)

Valence Technology, Inc.  12201 Technology Blvd. Suite 150, Austin, TX 78727

Tel: 512-527-2900, Fax: 512-527-2910